Exhibit 99.76

ISOTECHNIKA PHARMA INC.

NOTICE OF CHANGE OF STATUS

Pursuant to section 11.2 of National Instrument 51-102 – Continuous Disclosure Requirements, Isotechnika Pharma Inc. (the “Company”) hereby gives notice that, as of September 30, 2013, the Company has become a venture issuer and ceased to be a non-venture issuer. The Company’s common shares are listed on the TSX Venture Exchange under the symbol “ISA”.